



Poppy Bagels LLC Small Business Bond™

Bond Terms:

Bond Yield: 7%

Target Raise Amount: $150,000

Offering End Date: April, 25th 2022

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $50,000

Company Details:

Name: Poppy Bagels, LLC
DBA Poppy Bagels, LLC

Founded: 2020

Address: 5228 Broadway Terr. Apt 2
Oakland, CA 94618

Industry: Commercial Bakeries

Employees: 4

Website: https://www.poppybagelssf.com/

Use of Funds Allocation:

If the maximum raise is met:

(78.5%) $117,750 – Build out of the Bakery
(16.5%) $24,750 – Equipment
(1.5%) $2,250 – Website Upgrades
(3.5%) $5,250 – SMBX capital raise fee

Social:

Instagram: 5,480 Followers





Business Metrics:

	Prior fiscal year-end: 2019	Most recent fiscal year-end: 2020	Most recent fiscal year-to-date:
Total Assets	n/a	$28,249	$66,465
Cash & Cash Equivalents	n/a	$28,249	$65,649
Accounts Receivable	n/a	$0	$0
Short-term Debt	n/a	$0	$0
Long-term Debt	n/a	$0	$0
Revenues / Sales	n/a	$51,968	$181,757
Cost of Goods Sold	n/a	$12,886	$40,323
Taxes	n/a	$0	$0
Net Income	n/a	$11,066	$61,982

About:

Poppy Bagels LLC sells authentic, hand-rolled, boiled, and baked bagels, made with as many local ingredients as possible. They currently operate with a pre-order delivery model, occasionally pop up in San Francisco and Oakland, and are at the Grand Lake Farmers Market every Saturday.

For more information, contact our Customer Support Team at support@thesmbx.com

